

Mail Stop 3720

June 13, 2011

Via E-mail
Julien Signes
President and Chief Executive Officer
Envivio, Inc.
400 Oyster Point Boulevard
Suite 325
South San Francisco, CA 94080

     Re: Envivio, Inc.
               Amendment No. 2 to Registration Statement on Form S-1
               Filed June 3, 2011
               File No. 333-173529

Dear Mr. Signes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 8

Our customer base is concentrated…, page 12

1. Please disclose the name of the channel partner and direct customer that accounted for 18% and 16%, respectively, of your revenue in the quarter ended April 30, 2011.

Recent Sales of Unregistered Securities, page II-2

2. Pursuant to Item 701 of Regulation S-K, please provide information as to all securities of the registrant sold by the registrant within the past three years which were not registered under the Securities Act.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joe Cascarano, accountant, at (202) 551-3376 or Ivette Leon, assistant chief accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, attorney-advisor, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director